

February 5, 2015

<u>Via E-mail</u>
Robert J. Oswald
Chief Executive Officer
Perk International, Inc.
5401 Eglinton Ave, West Suite 205
Toronto, Ontario, Canada

> **Re: Perk International, Inc.**
> **Form 8-K**
> **Filed January 9, 2015**
> **File No. 333-189540**

Dear Mr. Oswald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1.   Please file as an exhibit the referenced Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligation (the "Conveyance Agreement").

2.   You disclose that, as a result of the Exchange Agreement, you are no longer pursuing your former business plan. Please explain how you reached the decision to abandon your former business and return it to former management. Discuss what steps you had taken to advance your former business, including whether you had an operational website for your daily deals/coupons business. We note that you contemplated abandoning your former business as early as July 2014, when you entered into the letter of intent with Tech 9 Inc.

<u>Item 2.01 Completion of Acquisition or Disposition of Assets, page 2</u>

3. Please explain how the parties to the Exchange Agreement were introduced and the reasons you decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

<u>Business Overview, page 4</u>

4. Please discuss the history of Tech 9 Inc., including when it was formed and when it began operations in its current business.

5. Throughout the description of your business you refer to "Digital Place-based Networks" or "DPNs" and "Digital Pages" that the company provides. Your use of these and other industry terms makes it difficult to understand what products and services you provide and how you generate revenues. Please use more concrete language to describe your business, products and services. Describe the specific products and services that you currently provide and how you generate revenues.

6. Please disclose in what geographic regions you sell your products and services. For example, we note that your executive offices are in Ontario, Canada, but that your business strategy involves creating a North American presence.

7. Please supplementally provide to us with third party support for your statements regarding the industry and Digital Place-based Networks. Clarify why the market data regarding gas station television on page 5 is relevant to your operations. Additionally, some of the sources you cite appear to be nine years old. Please advise us of the basis of your belief that these numbers are still consistent with the current market conditions.

<u>Risk Factors</u>

<u>We have a limited operating history…, page 7</u>

8. To provide context, please disclose when Tech 9 began generating revenues from operations.

9. We note that you discuss risks "normally encountered in commercializing new products" that "companies at a similar stage of development frequently experience." Instead, please revise this risk factor or provide separate risk factors that discuss the specific challenges the company faces in implementing its business plan and growing its business based upon its stage of development, market and resources.

<u>Our failure to raise additional capital or generate cash flows… page 7</u>

10.   Please quantify your current financing requirements needed to reach specific strategic objectives. Also provide more detailed information and analysis within your Management's Discussion and Analysis on your liquidity and capital resources required to meet your operating needs and strategic objectives.

<u>We may be exposed to material product liability…, page 10</u>

11.   We note that your risk factor raises concerns regarding potential adverse reactions resulting from human use. Please supplementally advise how your products could result in adverse reactions.

<u>We may not be able to protect our intellectual property rights…, page 11</u>

12.   We note your disclosure on page 6 that you rely on third party technologies and that your intellectual property is comprised of your knowledge and know-how. Please revise your risk factor heading and disclosure to tailor it to your particular facts and circumstances.

<u>We may incur substantial costs as a result of litigation…, page 11</u>

13.   In this risk factor your reference the possible need of defending your patent rights in an interference proceeding with the US Patent and Trademark Office. Based on your prior disclosure it appears you do not have any patents submitted or pending. Please advise or revise to ensure your disclosure is consistent throughout the document.

<u>Risks Related to our Common Stock, page 12</u>

14.   Please provide a risk factor that discusses the potential dilution to shareholders resulting from the significant number of outstanding warrants. Also discuss the risk that this market overhang may depress the trading price of your common stock.

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations for the year ended May 31, 2014 with comparative…, page 17</u>

15.   Please revise to provide a discussion and analysis of your results of operations. For example, please discuss why you generated substantially more revenues from product sales for the four month period from inception to May 31, 2013 than for the subsequent 12-month period ended May 31, 2014. Also discuss why, despite the substantial decrease in revenues from product sales for fiscal year 2014, you had greater gross profit in fiscal 2014 than the period from inception to May 31, 2013. Discuss why revenues from services has increased in amount and as a percentage of revenues from period-to-period

and whether you expect this trend to continue. Discuss what products and services generated revenues in each period.

16.   Please revise to discuss net income (loss) for each period.

Satisfaction of Our Cash Obligations for the next 12 Months, page 20

17.   We note your disclosure that management does not believe that the current cash and cash equivalents will sustain business for the next twelve months. Please revise your disclosure to state how long management believes the cash and cash equivalents on hand will allow the business to operate without additional financing.

Summary Compensation, page 22

Narrative to Summary Compensation Table, page 22

18.   We note your disclosure in footnote 1 that the "difference between the contractual amount in each of Messrs. Oswald and O'Brien's consulting agreements and the actual amounts they received has been waived as required by the Share Exchange Agreement." However, you further clarified that accrued consulting fees prior to July 15, 2014 were cancelled per Share Exchange Agreement but that thereafter, "management of Tech 9 may accrue consulting fees." Please tell us the following:

- How your liability for consulting fees prior to July 15, 2014 may be deemed "extinguished" pursuant to ASC 405-20-40.
- Whether you have accrued all consulting fees earned by Messrs. Oswald and O'Brien after July 15, 2014. Refer to your basis in the accounting literature.

19.   With respect to the cancellation of the accrued consulting fees, please refer us to the pertinent sections of the Share Exchange Agreement citing the waiver terms. As appropriate, please file the related agreements evidencing the modification of Messrs. Oswald and O'Brien's consulting agreements or related releases. We note that the terms in Exhibits 10.1 and 10.2 appear to be firm.

Certain Relationships and Related Transactions, page 23

20.   We note your reference to transactions with more than ten percent beneficial holders in the first paragraph of this subsection. Please note that Item 404(a) of Regulation S-K requires disclosure with respect to more than five percent beneficial holders. Please revise your disclosure accordingly.

21.   Please specifically identify the related persons and entities discussed in this subsection.

22.   Note 4 to the audited financial statements of Tech 9 discloses a loan payable to a related party of $21,181 as of May 31, 2014. Please disclose this related party transaction and file the loan agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 24

23.   Please revise your table to properly identify the number of all executive officers and directors as a group.

Market for Common Equity and Related Shareholder Matter, page 27

24.   Please provide all the disclosure required by Item 201 of Regulation S-K, including high and low bid information and number of holders.

Item 3.02 Unregistered Sales of Equity Securities, page 28

25.   You disclose that the shares issued in the exchange were exempt from registration under Section 4(a)(2) of the Securities Act and/or Regulation D. Please state briefly the facts relied upon to make the exemption available, including the number and nature of the persons who received the company's shares.

Exhibit 99.1
Balance Sheets at May 31

26.   Please include a note to describe the terms for the customer deposit and method of settlement.

4. Related Party Transactions, page 11

27.   As disclosed, $nil of management fees were owed as of May 31. 2014. Please clarify whether you owed $nil amounts due to payments in full or due to a waiver of amounts owed.

Exhibit 99.2
Interim Financial Statements

28.   Please file updated interim historical and pro forma financial statements through November 30, 2014.

Interim Balance Sheets as at August 31, 2014 and May 31, 2014

29.   Please add a note to disclose your receivables' payment terms, if other than customary. In this regard, we note that your outstanding receivables for the quarter ended August 31, 2014 approximated your total revenues for the quarter.

Exhibit 99.3
Unaudited Pro Forma Condensed Financial Statements,

30.   Please tell us how you considered the holder(s) of the 30.1 million outstanding shares, the 29.9 million stock warrants outstanding and the former shareholders with anti-dilution rights pursuant to Section 13.2 of the Share Exchange Agreement in concluding that Tech 9 is the accounting acquirer and not you. In your response, please identify each holder of the 30.1 million shares and the amount of such shares held by each of them. Refer to ASC 805-10-55-12.

Note 2(d)

31.   Please tell us your basis for reclassifying stock warrants into equity and disclose the related exercise terms on page 26 under "Warrants and Options." Refer to pertinent provisions of the Share Exchange Agreement and the significant terms of the Warrants Agreement dated January 8, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via Email
        Matthew O'Brien
        Chief Technology Officer